Exhibit 99.1

Genetic Technologies Announces Offering of Approximately USD 1.2 Million of American Depository Shares

Melbourne, Australia, May 22, 2019: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), a diversified molecular diagnostics company, today announced that it has entered into a securities purchase agreement with certain accredited institutional investors, pursuant to which the investors have agreed to purchase an aggregate of 1,476,143 American Depositary Shares (“ADSs”), each representing one hundred and fifty (150) of the Company’s ordinary shares, at a price of $0.80 per ADS. The Company will receive gross proceeds of approximately USD 1.2 million, before deducting customary offering expenses.  The investors also agreed to purchase warrants to purchase an aggregate of 1,107,107 ADSs at an exercise price of $0.80 per share (the “Warrants”).  The Warrants will be exercisable immediately following the date of issuance, will expire on the five year anniversary of the date of issuance.

The offering is expected to close on or about May 23, 2019, subject to satisfaction of customary closing conditions.

The gross proceeds from the offering will be used for general product and research and development, expansion in the People’s Republic of China and funding the development of polygenic risk tests with TGen in the United States.

Aegis Capital Corp. is acting as exclusive placement agent for the offering.

The ADSs and Warrants described above are being offered pursuant to a shelf registration statement (File No. 333-210965) which was declared effective by the United States Securities and Exchange Commission on May 23, 2016. Such ADSs may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. The Company will file a prospectus supplement with the SEC relating to such ADSs, and following such filing, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained at the SEC’s website at http://www.sec.gov, or from Aegis Capital Corp., 810 Seventh Avenue, New York, New York 10019, or by calling (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein. There shall not be any offer, solicitation of an offer to buy, or sale of securities in any state or jurisdiction in which such an offering, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer and ‘GeneType for Colorectal Cancer’ are clinically validated risk assessment tests for non-hereditary breast cancer and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements,” within the meaning of federal securities laws, including statements related to the Company’s anticipated use of proceeds and plans and prospects and other statements containing the words “anticipate,” “intend,” “may,” “plan,” “predict,” “will,” “would,” “could,” “should,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the known risks, uncertainties and other factors described in the Company’s prior filings and from time to time in the Company’s subsequent filings with the Securities and Exchange Commission. Any change in such factors, risks and uncertainties may cause the actual results, events and performance to differ materially from those referred to in such statements. All information in this press release is as of the date of the release and the Company does not undertake any duty to update this information, including any forward-looking statements, unless required by law.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Mr Paul Viney
Chairman and CEO	COO, CFO and Company Secretary
Genetic Technologies	Genetic Technologies
+61 3 8412 7000	+61 438 072 616

Investor Relations and Media (Australia)

Ms Karinza Phoenix

StocksDigital

+61 428 981 074

karinza@stocksdigital

Investor Relations and Media (US)

Mr Dave Gentry

RedChip

Office: 1 800 RED CHIP (733 2447)

Cell: US 407 491 4498

dave@redchip.com